EXHIBIT 21

SUBSIDIARIES OF HAEMONETICS CORPORATION

Name	Jurisdiction of Incorporation

Haemonetics S.A.	Switzerland

Haemonetics IP HC Sarl	Switzerland

Haemonetics Scandinavia, AB	Sweden

Haemonetics GmbH	Germany

Haemonetics France S.A.R.L.	France

Haemonetics Limited	England

Haemonetics (U.K.) Limited	Scotland

Haemonetics Japan K.K.	Japan

Haemonetics Belgium N.V.	Belgium

Haemonetics B.V.	Netherlands

Haemonetics Italia S.R.L.	Italy

Haemonetics GesmbH	Austria

Haemonetics Asia Inc., with branch in Taiwan	Delaware

Haemonetics Hong Kong Ltd.	Hong Kong

Haemonetics CZ, s.p.o.l., S.r.o.	Czech Republic

Haemonetics Medical Devices(Shanghai) Trading Co. Ltd.	People’s Republic of China

Transfusion Technologies Corporation	Delaware

5D Information Management, Inc.	Delaware

5D Information Management, Ltd.	Canada

Haemonetics Massachusetts Security Corp.	Massachusetts

Haemonetics Korea	Korea

Arryx, Inc.	Nevada